Viewbix Inc.

11 Derech Menachem Begin Street

Ramat Gan, Israel

June 25, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Viewbix Inc. (CIK 0000797542)
Registration Statement No. 333-288164 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Viewbix Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it may become effective on June 26, 2025 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling David Huberman at +972 0.636.6006. The Company hereby authorizes Mr. Huberman to orally modify or withdraw this request for acceleration.

Very truly yours,

VIEWBIX INC.

By:	/s/ Amihay Hadad
Amihay Hadad
Chief Executive Officer